                              LEXINGTON
                              --------------------------------------------------
                                Global Asset Managers, Inc.


[GRAPHIC]




                                                              1998 ANNUAL REPORT

              LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                                ABOUT THE COMPANY




[GRAPHIC]           LEXINGTON GLOBAL ASSET MANAGERS, INC. is a financial
                    services holding company established in September of 1995 and incorporated in the State of Delaware. Lexington is publicly owned and its common stock trades under the symbol LGAM on the NASDAQ National Market System.
                    Lexington offers, through its subsidiaries, a variety of asset management and related services to retail investors, institutions, and high net worth individuals.
                    The Company's principal subsidiaries include Lexington
                    Management Corporation and Lexington Funds Distributor,
                    Inc. which market, promote, and distribute the Lexington family of mutual funds. As of December 31, 1998, Lexington and its subsidiaries employed 92 persons.

--------------------------------------------------------------------------------
                             FINANCIAL HIGHLIGHTS
                  (Dollars in Thousands except per share data)

--------------------------------------------------------------------------------
OPERATING                                         1998       1997      1996
RESULTS           --------------------------------------------------------------
                  Total revenues..............   $19,437    $21,213   $21,824
                  Total expenses..............    17,962     17,548    18,697
                  Provision for taxes.........       724      1,208     1,270
                  Net income..................       714      2,397     2,475
                  Net income per share:
                     Basic....................     $0.14      $0.45     $0.45
                     Diluted..................     $0.14      $0.45     $0.45


--------------------------------------------------------------------------------
FINANCIAL         Total assets                   $16,883  $  17,433
POSITION          Stockholders' equity           $ 8,940  $  10,090

[GRAPHIC]

          ------------------------------------------------------------

                               TABLE OF CONTENTS

          Letter to Stockholders................................     3

          Business Description..................................     5

          Financial Report......................................     8

          Corporate Directory...................................    35

          Corporate and Stockholder Information.................    37


          ------------------------------------------------------------

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                                       2

            LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                               TO OUR STOCKHOLDERS

                                                       April 8, 1999

          While disappointed with our 1998 financial results, we feel that Lexington made progress in a number of areas during 1998 which will benefit 1999 and beyond. Consolidated net income in 1998 was $0.7 million or $0.14 per share, compared to net income of $2.4 million or $0.45 per share in 1997, a decline of over 70 percent.

          1998 RESULTS

          There are three major factors that impacted our 1998 results.

          First and foremost, the Company's 1998 results were adversely impacted by the administrative contract on its private account segment. The Company's costs under this contract increased by 90% in 1998. This increase primarily reflects a benefit to the Company in 1997 arising from the fact that no administrative fees were charged in 1997 for those accounts which entered into or renewed advisory agreements in the first nine months of 1996; i.e., prior to September 30, 1996, the date of the reorganization of the Company's private account business. Since the end of 1998, the Company has successfully renegotiated this contract; payments for administrative services under this new contract are substantially less than under the old contract. We expect to begin realizing the benefits of this new contract in the latter part of 1999.

          The second major factor affecting your Company's results in 1998 was emerging markets. As you are aware, the Company has a significant presence in these markets through the products it manages. Products such as the Lexington Worldwide Emerging Markets Fund and the Lexington Troika Dialog Russia Fund have done very well for the Company in prior years. However, these markets in general were poor performers in 1998 and our assets under management in these products suffered accordingly. Assets under management in our emerging markets and precious metals funds declined by almost 50% in 1998 from the end of 1997. We have not lost faith in these markets or products; on the contrary, we consider these markets and products to be undervalued (but still risky) and expect them to outperform over time.

          The third major factor was that the Company's assets under management dropped by over $300 million due to the termination in the fourth quarter of a subadvisory relationship with an insurance company.

          1998 ACCOMPLISHMENTS

          In 1998, Lexington made progress in a number of areas, a number of which are not yet reflected in our financial results.

          Our Lexington GNMA Fund continued its exceptional performance in 1998, drawing almost $100 million in positive cash flow and receiving the top five-star overall rating from Morningstar, and ranked as the number one GNMA fund by Lipper Inc. for the three year period ended December 31, 1998. Also turning in superior performance were the Lexington Growth and Income Fund, the Lexington Global Corporate Leaders Fund, and the Lexington International Fund with Growth and Income and Global Corporate Leaders having a four-star overall ranking by Morningstar.


                                  ----------

--------------------------------------------------------------------------------
          We also made significant strides in our private account segment in the past year. Lexington has been selected for inclusion in a number of prominent private managed account wrap programs. Although we have already seen a number of new accounts from this effort, we expect this effort to produce substantially greater assets for management in 1999 as more investors seek separate account management by professional managers.

          As noted above, we have just completed negotiating a new administrative contract for our private account business. This contract takes effect in the second half of 1999 at which point it will have an immediate positive effect on that business.

          1999 OUTLOOK

          Despite some of the positive accomplishments noted above, we expect 1999 to be a particularly challenging year. The loss of an insurance subadvisory relationship in the fourth quarter of 1998 will have its first full year impact in 1999. Although we have seen some turnaround in emerging markets, we expect investor interest in these markets and in precious metals to continue to be lukewarm as long as the U.S. markets continue their strong performance.

          Recognizing these obstacles, the Company will continue to aggressively build its presence in all of its served markets. Given our superior investment results, we are particularly excited about our prospects in the wrap account arena. We hope to sign several new contracts in this area in the first half of 1999. As separate account management continues its explosive growth, Lexington is particularly well positioned to capitalize on this opportunity.

          Given the strength of our distribution channels in the mutual fund business, we expect to substantially grow assets in those funds with the superior performance results noted above. Our mutual fund business has excellent brand name awareness and has achieved extremely high visibility over the past few years. The fact that we have a broad range of mutual funds means that we can continue to grow even though our precious metals and emerging markets categories are currently out of favor.

          We believe that there are very few firms that are comparable in size to Lexington that can offer the breadth of product and investment skill that we possess. The cornerstone of our business is our people and we believe that we have some of the best employees in the industry, providing us with the foundation upon which to grow and maximize shareholder value.

          We thank you for your support and look forward to sharing our future success with you.

                                   Sincerely,



/s/ Stuart Richardson                              /s/ Robert M. DeMichele

Stuart Richardson                                  Robert M. DeMichele
CHAIRMAN                                           PRESIDENT AND CHIEF EXECUTIVE
                                                   OFFICER


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                              BUSINESS DESCRIPTION



--------------------------------------------------------------------------------
Lexington Global Asset Managers, Inc. (the "Company" or "Lexington") was incorporated in Delaware in September 1995 as a holding company that offers, through its subsidiaries, a variety of asset management and related services to retail investors, institutions and private clients.

Prior to the spin-off of the Company on December 13, 1995 (the "Spin-off"), the Company was a wholly-owned subsidiary of Piedmont Management Company Inc. ("Piedmont"). Pursuant to the Spin-off, Piedmont contributed to the Company all of its subsidiaries engaged in the asset management business.

The Company manages portfolios of equity, balanced, fixed income, mortgage-backed and money market investments, which portfolios are designed to meet a broad range of investment objectives.

--------------------------------------------------------------------------------
INVESTMENT PROCESS

          The investment process at Lexington begins and ends with the client. The Company's investment philosophy is to preserve capital and achieve a superior risk-adjusted rate of return on client assets. This philosophy drives the investment process that includes a focus on top-grade research, worldwide information sources and excellent technological support. These elements are utilized by the Investment Policy Committee which consists of a group of seasoned investment professionals who meet on a monthly basis to review all of the critical factors involved in managing clients' assets.

          Lexington firmly believes that a global perspective adds value in creating portfolios. Worldwide diversification can provide superior risk-adjusted returns when compared with portfolios with more narrow geographical orientations. Careful analysis of worldwide liquidity, economic cycles and country fundamentals considered in a broader geopolitical context can provide more consistent and superior returns.

--------------------------------------------------------------------------------
PRIMARY MARKETS

          The Company's business strategy is targeted at three large market segments:

          MUTUAL FUNDS

          The mutual fund industry has expanded rapidly in the last several years. According to the Investment Company Institute, the trade association for investment companies, total assets of U.S. mutual funds have increased from $810 billion at December 31, 1988 to $5.5 trillion at December 31, 1998, an average growth rate of approximately 21% per year.

          The mutual fund industry is highly competitive and is currently characterized by a high degree of fragmentation and a large and rapidly increasing number of product offerings. The Company believes that the mutual fund industry is becoming similar to the consumer products business, where marketing strategies, product development, business development, sales expertise and servicing are increasingly important.

          The Company's current strategies in the mutual fund market are to:
          (i) identify emerging trends in order to develop new investment products; (ii) strengthen the "brand name" awareness of the Lexington Funds both at the broker-dealer level and the retail investor level; (iii) broaden its efforts to offer sub-advisory and administration services to other mutual funds; (iv) expand into other distribution channels; and, (v) evaluate and pursue acquisition opportunities.


                                  ----------

--------------------------------------------------------------------------------
          INSTITUTIONAL MARKET

          The market for institutional clients includes corporate, government and multi-employee (Taft Hartley) pension plans, charitable endowments and foundations, insurance company general accounts, and defined contribution and 401(k) plans. According to the 1998 Money Market Directory of Pension Funds (including 401(k) plans), the institutional market represented over $5.9 trillion in total assets under management, including defined benefit plan assets, endowments and foundations.

          The institutional market is extremely competitive with long lead times between initial contact and acquisition of an account. Institutional investors increasingly rely upon a competitive review process when selecting investment advisory firms. The process often includes the assistance of independent investment consultants, who analyze, rank and recommend advisors as well as conduct searches for advisors on behalf of clients. Consultants typically classify firms according to their investment style and place heavy emphasis upon a demonstrated record of investment performance within a particular style. These consultants often control access to prospective clients.

          The Company's strategy in the institutional market is to target specialized segments such as: (i) Taft Hartley and charitable foundations and endowments; (ii) public retirement accounts; (iii) insurance company general accounts; and, (iv) broker wrap accounts. In addition, the Company has formed joint management arrangements with other investment advisory companies which offer specialized products or services. By targeting specialized segments, management believes that it can market directly to these segments and leverage upon the integrated financial products and services that it offers.

          PRIVATE CLIENT ACCOUNTS

          With the changing demographics of the United States, the aging of the "baby boomer" generation and the accumulation of assets in retirement accounts, the private client sector is a growing segment of the investment advisory industry. The Company believes that the principal needs for private clients are investment advice and asset management services because these clients, as they near retirement, have a large amount of accumulated assets and require sophisticated estate planning advice.

          The Company's strategies in the private client sector are to: (i) integrate the products and services offered to these clients by the Company's various subsidiaries; (ii) design an integrated set of financial products and services to meet the financial service needs of these individuals; and, (iii) excel in customer service through utilization of the most current and sophisticated investment planning, management and reporting techniques.

--------------------------------------------------------------------------------
SUBSIDIARIES OF THE COMPANY

          The subsidiaries of the Company can be divided into its core business (Lexington Management Corporation and Lexington Funds Distributor, Inc.), which business generates most of the Company's revenues and profits, and its other subsidiaries, which generate the remainder of the Company's revenues and profits.


                                  ----------

--------------------------------------------------------------------------------
LEXINGTON MANAGEMENT CORPORATION ("LMC")
LEXINGTON FUNDS DISTRIBUTOR, INC. ("LFD")

          LMC and LFD, both located in Saddle Brook, New Jersey, are responsible for managing, servicing, marketing and distributing the Lexington family of 17 mutual funds to financial intermediaries and the retail market. The Lexington Funds are designed to provide a variety of investment options for retail investors, financial planners and intermediaries, and for the defined benefit and defined contribution marketplace, including the 401(k) market. The Lexington Funds include equity, balanced, fixed income, mortgage-backed and money market funds. The geographical orientation of the Lexington Funds range from domestic to international to global. Certain funds specialize in specific industries or sectors, such as precious metal and natural resources, but most are broadly diversified.

          LMC serves the institutional investment needs of a diverse client base which includes: corporate, public and Taft Hartley employee benefit funds; endowments; charitable foundations; and individuals.

          The Company's private client business is also conducted primarily through LMC. LMC targets accounts in this market with up to $5 million to invest, which accounts typically include wealthy individuals and smaller institutional accounts, including foundations, not-for-profit corporations, pension plans and employee benefit plans.

--------------------------------------------------------------------------------
OTHER SUBSIDIARIES

          At December 31, 1998, the Company had 2 subsidiaries in addition to LMC and LFD: Market Systems Research Advisors, Inc. ("MSR") and Piedmont Asset Advisors L.L.C. ("PAA").

          MSR, MSRI--NEW YORK, NEW YORK.
          MSR provides professional portfolio management services to investors through the use of proprietary quantitative price momentum stock selectivity models. MSR offers investment advisory services to accounts within the Lexington organization and to other clients. MSR publishes a monthly research report through a subsidiary company, Market Systems Research, Inc. ("MSRI"), which is marketed to other investment advisory companies.

          PAA--NEW YORK, NEW YORK.
          The Company owns 51% of PAA, an entity formed in 1994 which served as a general partner of a limited investment partnership engaged in the asset management business. PAA's activities in the limited partnership were terminated in the third quarter of 1996. At this point in time, PAA is an inactive company.


                                  ----------
                                       7

--------------------------------------------------------------------------------

                                FINANCIAL REPORT



                                   [GRAPHIC]

     ----------------------------------------------------------------------

                               TABLE OF CONTENTS

     Five Year Summary of Financial Data.............................     9

     Management's Discussion and Analysis............................    10

     Management's Report on Financial Information....................    15

     Consolidated Statements of Operations...........................    16

     Consolidated Statements of Financial Condition..................    17

     Consolidated Statements of Changes in Stockholders' Equity......    18

     Consolidated Statements of Cash Flows...........................    19

     Notes to Consolidated Financial Statements......................    20

     Independent Auditors' Report....................................    34


     ----------------------------------------------------------------------

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                                       8


                                     LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------------------
                                                    SELECTED FINANCIAL DATA
                                           (000's omitted except per share data)
                                                          (Unaudited)


---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF                                                                         YEAR ENDED DECEMBER 31,
OPERATIONS:                                                       1998          1997           1996          1995          1994
                  ---------------------------------------------------------------------------------------------------------------
                  Total revenues .........................      $19,437       $21,213        $21,824       $21,683        $22,982
                  Total expenses..........................       17,962        17,548         18,697        19,361         17,878
                  Provision for taxes.....................          724         1,208          1,270           700          2,059
                  Net income..............................          714         2,397          2,475         1,579          2,990



---------------------------------------------------------------------------------------------------------------------------------
PER SHARE         Average shares outstanding..............    4,994,048     5,322,172      5,487,887     5,487,887      5,487,887
DATA:             Earnings per share:
                     Basic................................        $0.14         $0.45          $0.45         $0.29          $0.55
                     Diluted..............................        $0.14         $0.45          $0.45         $0.29          $0.55

---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL         Total assets............................      $16,883       $17,433        $16,078       $14,774        $13,646
POSITION:         Total liabilities.......................        7,514         6,938          5,911         6,994         16,201
                  Total stockholders' equity (deficit)....        8,940        10,090          9,822         7,347         (2,908)
---------------------------------------------------------------------------------------------------------------------------------

                                          ASSET COMPOSITION BY MARKET(1)
                                              (Dollars in Thousands)
                                                    (Unaudited)
ASSETS UNDER                                                                             DECEMBER 31,
MANAGEMENT:                                                     1998          1997           1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------------
                  Mutual funds.........................      $1,460,303    $1,896,293     $1,797,238    $1,517,260     $1,501,668
                  Institutional........................       1,115,762     1,109,339      1,047,244     1,134,080      1,472,122
                  Private clients......................         594,913       467,072        360,226       428,434        421,204
                                                            -----------   -----------    -----------   -----------    -----------
                                 Total.................      $3,170,978    $3,472,704     $3,204,708    $3,079,774     $3,394,994
                                                            -----------   -----------    -----------   -----------    -----------
                                                            -----------   -----------    -----------   -----------    -----------

                                      ASSET COMPOSITION BY TYPE OF INVESTMENT
                                              (Dollars in Thousands)
                                                    (Unaudited)
                                                                                         December 31,
                                                                1998          1997           1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------------
                  Domestic equity......................      $1,807,759    $1,704,426     $1,330,398    $1,172,710     $1,096,988
                  Foreign equity.......................         363,770       850,274        807,962       699,842        696,882

                                 Subtotal(2)...........       2,171,529     2,554,700      2,138,360     1,872,552      1,793,870
                  Precious metals(3)...................          94,033       118,416        201,295       273,411        347,023
                  Fixed income.........................         758,686       634,029        668,841       712,830        976,104
                  Money market funds...................         146,730       165,559        196,212       220,981        277,997
                                                            -----------   -----------    -----------   -----------    -----------
                                 Total.................      $3,170,978    $3,472,704     $3,204,708    $3,079,774     $3,394,994
                                                            -----------   -----------    -----------   -----------    -----------
                                                            -----------   -----------    -----------   -----------    -----------

-------------------------
(1) Included in the institutional assets under management are invested assets of descendants of Lunsford Richardson, Sr., their spouses, trusts, a corporation in which they have interests and charitable organizations established by such descendants (the "Richardson Family"), principal stockholders of the Company, and certain other related persons, which assets at December 31, 1998 were valued at approximately $867 million. The fees charged for the management of such assets are based upon standard fee schedules and are comparable with the fees charged to unaffiliated accounts.
(2) Excludes precious metal equities.
(3) Precious metals includes precious metals and precious metal equities.


                                  ----------

           LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1998 COMPARED WITH 1997
          The consolidated net income in 1998 was $0.7 million, $0.14 per share, compared to net income of $2.4 million, $0.45 per share in 1997.

          Total assets under management at December 31, 1998 were $3.2 billion compared to $3.5 billion at December 31, 1997. Mutual fund assets under management decreased $0.4 billion from the prior year, while private account assets increased $0.1 billion. The decrease in mutual fund assets is mainly attributable to the termination of an advisory relationship with one of the Company's larger accounts in the fourth quarter of 1998. Assets under management in this relationship were approximately $300 million. In addition, the turmoil in emerging markets in 1998 adversely affected the Company's funds with exposure to these markets. The Lexington Troika Dialog Russia Fund and the Lexington Worldwide Emerging Markets Fund each declined by approximately $100 million from December 31, 1997. Partially offsetting these declines was strong performance or growth in several other products, most notably the Lexington GNMA Income Fund which increased in size by approximately $100 million from December 31, 1997. Both the private account and institutional segments, which are primarily invested in the U.S. equity and bond markets, experienced growth in assets through strong performance results associated with the robust U.S. capital markets in 1998.

          For the year ended December 31, 1998, total revenues of $19.4 million declined by $1.8 million from $21.2 million in 1997. Net mutual fund revenues decreased by approximately $2.6 million from $13.5 million to $10.9 million with the decline in assets under management.

          Mutual fund commissions of $72 thousand were more than the $63 thousand recorded in 1997 because sales of the Company's two products with sales loads increased as a result of investor interest in precious metals mutual funds.

          Other management fees of $8.0 million are up approximately $1.0 million from $7.0 million in 1997. The Company's private account business accounted for approximately $0.9 million of the increase due to continued increases in assets under management associated with the continuing strength of the U.S. equity markets. Institutional asset management fees contributed $0.1 million of the increase.

          Commission income of $109 thousand decreased $42 thousand from $151 thousand in 1997. The decrease is due to client terminations.

          Other income of $0.3 million decreased $0.2 million from $0.5 million in 1997. The decrease is a result of unrealized depreciation of marketable securities. The unrealized depreciation stems from the Company's investments in a number of the funds managed by the Company.

          Total expenses in 1998 increased by approximately $0.5 million to $18.0 million from $17.5 million in 1997 due primarily to administrative and general expenses, which increased $0.7 million. This increase is almost entirely attributable to the Company's administrative contract with Select Advisors ("Select") for the Company's private account business. This contract was part of the reorganization of this business, which occurred in 1996. Under this contract the Company pays fees to Select for administrative and support services for the Company's private account clients. Because these clients are billed annually in advance, the expenses incurred for the administrative contract are amortized evenly over a twelve-month period. The 1998 expense includes amortization of the contract expense across the entire client base. In 1997, the Company benefited from the fact that no administrative fees were charged in 1997 for those accounts which entered into or renewed advisory agreements in the first nine months of 1996; i.e., prior to September 30, 1996, the date of the reorganization. Partially offsetting the increase is a decrease of $0.3 million in selling and promotional expense, mainly attributed to a reduction in advertising and sales literature for the year. These expenses declined as the Company made greater use of public relations in its promotional efforts. Total personnel costs of $9.0 million are even with 1997. Although the costs are even, the Company recognized an increase of $0.5 million of expense associated with the issuance of restricted stock to certain key executive employees. In addition, salaries increased


                                  ----------

          $0.2 million due to annual salary increases. Offsetting the increase was a reduction in bonus expense due to the Company's lower earnings.

          Pre-tax income of $1.5 million is $2.2 million less than the $3.7 million recorded in 1997. The provision for state and federal taxes decreased $0.5 million due to the decrease in taxable income. The Company used approximately $1.8 million of net operating loss carryforwards (NOLs) in 1998 and has remaining NOLs of approximately $0.2 million which are available to offset future taxable income which expire over the period 2008 through 2013.

--------------------------------------------------------------------------------
1997 COMPARED WITH 1996
          The consolidated net income in 1997 was $2.4 million, $0.45 per share, compared to net income of $2.5 million, $0.45 per share in 1996. Included in the 1996 results is a one-time pre-tax gain of $0.5 million ($0.09 per share) from the sale of four of the Company's West Coast subsidiaries. On September 30, 1996, the
          Company sold four of the California subsidiaries: Lexington Capital Management Associates ("LCMA"), Lexington Financial Services, Inc. ("LFSI"), Lexington Plan Administrators ("LPA"), and LCMI Insurance Services ("LCMII"). On December 31, 1996, the remaining West Coast subsidiary, Lexington Capital Management ("LCM") was merged into Lexington Management Corporation ("LMC"), the Company's principal operating subsidiary.

          Total assets under management at December 31, 1997 were $3.5 billion compared to $3.2 billion at December 31, 1996. Each of the Company's three primary served markets, (Mutual Funds, Private Client, and Institutional), contributed $0.1 billion to the growth in assets. Both the Private Client and Institutional segments, which are primarily invested in the U.S. bond and equity markets, experienced growth in assets through superior performance results associated with the relatively strong U.S. capital markets in 1997. Mutual fund assets under management grew primarily through net cash inflows of $0.2 billion. One of the Company's newer products, the Lexington Troika Dialog Russia Fund, experienced net cash inflows of approximately $150 million in 1997 due to superior investment performance (ranked number one among emerging markets funds tracked by Lipper Analytical Services, Inc. and as the number four fund in the Overall Lipper Equity Fund Universe (4,883 funds)); one of the Company's older products, the Lexington Corporate Leaders Trust Fund contributed over $100 million in net positive cash flow due primarily to its superior long term track record and the U.S. equity markets. Although not as significant from a cash flow standpoint, the Company enjoyed superior investment performance from a number of its other products, including the Lexington GNMA Income Fund (number one fund among GNMA Funds tracked by Lipper Analytical Services, Inc.) and the Lexington Natural Resources Trust (which was the number one natural resources fund in the variable insurance products category according to Lipper Analytical Services, Inc.). In contrast, the Lexington Worldwide Emerging Markets Fund experienced net cash outflows of approximately $100 million in 1997 due to lower quartile performance and a disaffection with emerging markets on the part of investors due to turmoil in the Asian economies and capital markets. The Asian "contagion" significantly affected performance in a number of the Company's mutual funds and was a contributing factor to net depreciation of $0.1 billion for the mutual fund group as a whole. In short, mutual fund asset growth amounted to $0.1 billion and was comprised of net cash inflow of $0.2 billion partially offset by net depreciation of $0.1 billion.

          Total revenues of $21.2 million are 2.8% below 1996 when the Company recorded revenues of $21.8 million. Revenues from the West Coast operations which were reorganized and partially disposed of in 1996, amounted to $3.4 million in 1997 and $5.6 million in 1996. Excluding the West Coast operations, total revenues of $17.8 million were $1.6 million above the $16.2 million recorded in 1996.

          Net mutual fund management fees, the Company's largest revenue source, increased approximately $1.8 million to $13.5 million in 1997 compared to $11.7 million in 1996. These revenues increased as a result of the growth in mutual fund assets under management. However, underlying the growth in assets under management is a shift in assets under management from some of the Company's higher priced products (emerging markets and precious metals) to some of the lower priced products (domestic equity and fixed income) and to products with shared revenue arrangements (sub-advisory relationships). This shift occurred as a result of relative investment performance and changing investor preferences which toward the end of the year favored U.S. capital markets over some of the foreign markets, particularly the emerging markets.


                                  ----------

          Mutual fund commissions of $63 thousand were less than the $216 thousand recorded in 1996 because sales of the Company's two products with sales loads decreased as a result of declining investor interest in precious metals mutual funds.

          Other management fees of $7.0 million are down $0.4 million from $7.4 million in 1996. The disposed West Coast operations account for all of this decline. Similarly, commissions income declined to $0.2 million in 1997 from $1.7 million in 1996 as a result of the disposal of the West Coast operations. Other income of $0.5 million is $0.2 million below the 1996 figure of $0.7 million due to the weaker performance of some of the Company's investments in the Lexington Funds which were adversely affected by the turmoil in the Asian markets.

          Total expenses of $17.5 million are $1.2 million below total expenses of $18.7 million in 1996. Virtually all of the decline is attributable to the disposed and reorganized West Coast operations which recorded total expenses of $2.3 million in 1997 compared to $5.3 million in the prior year period, offset by an increase of $0.9 million of subadvisor fees due to the increase in assets under management with sub-advisory agreements.

          Total personnel costs of $9.0 million are $2.2 million lower than the $11.2 million recorded in 1996. A $2.8 million decline in West Coast personnel expenses was partially offset by a $0.6 million increase in LMC's personnel costs; LMC added personnel to support and service its remaining West Coast revenue stream. In addition, the Company recognized approximately $150,000 of expense associated with the issuance of restricted stock to certain key executive employees. Finally, employee benefits increased approximately $0.1 million as a result of higher medical insurance premiums despite the Company's switch to a different provider.

          Selling and promotional costs of $1.3 million are $0.1 million above the $1.2 million in such costs in the prior year, reflecting LMC's greater advertising support behind several mutual funds with superior performance results. In particular, the Lexington Troika Dialog Russia Fund received significant support in the second half of 1997 as its performance placed the Fund in the top five of the entire equity fund universe followed by Lipper Analytical Services.

          General and administrative costs of $7.2 million are $1.0 million above the prior year's figure of $6.2 million. The increase is primarily attributable to a $0.9 million increase in sub-advisory fees. The increase was due to an increase in assets under management with sub-advisory agreements. Also contributing to the increase were higher administrative costs related to assets generated from its West Coast operations and one-time costs related to the termination of the Company's former portfolio management system. The Company's new system is fully state-of-the-art which includes compliance with the year 2000 data requirements. Offsetting the increase was a decrease in general and administrative costs attributable to the disposed West Coast operations. In addition, the Company benefited from the absence of certain legal and audit fees associated with the Company's reorganization which impacted the prior year results.

          Pre-tax income amounted to $3.7 million for 1997 and 1996. The provision for state and federal taxes remained relatively unchanged due to the comparable profit performance in 1997 and 1996. The Company used approximately $3.8 million of net operating loss carryforwards (NOLs) in 1997 and has remaining NOLs of approximately $2.1 million which are available to offset future taxable income which expire over the period 2003 through 2012. Overall, net income amounted to $2.4 million or $0.45 per share in 1997 compared to $2.5 million, $0.45 per share in 1996.

--------------------------------------------------------------------------------
EFFECTS OF INFLATION
          The Company does not believe that inflation has had a significant impact on the operations of the Company to date. The Company's assets consist primarily of cash and investments which are monetary in nature. However, to the extent inflation results in rising interest rates with the attendant adverse effects on the securities markets and on the values of investments held in the Company's accounts, inflation may adversely affect the Company's financial position and results of operations. Inflation also may result in increased operating expenses (primarily personnel-related costs) that may not be readily recoverable in the fees charged by the Company.

--------------------------------------------------------------------------------
LIQUIDITY AND FINANCIAL CONDITION
          The Company's business typically does not require substantial capital expenditures. The most significant investments are in technology, including computer equipment and telephones.


                                  ----------

          Historically, the Company has been cash self-sufficient. Cash flows from operations have ranged between $1.5 million and $3.7 million over the past three years primarily as a result of the Company's net income.

          Net cash from investing activities have ranged between inflows of $0.5 million and outflows of $0.3 million over the past three years. The primary use of cash in 1998 was for the purchase of computer equipment.

          Cash flows from financing activities consistently have been negative over the past three years. On March 7, 1997, and September 17, 1998 the Board of Directors of the Company authorized share repurchase programs of up to 750,000 shares for a total program of up to 1,500,000 shares. Repurchases have been and will be made from time to time in the open market or through privately negotiated transactions at market prices. The stock repurchase plans have terms of three years. During 1998, the Company repurchased 532,350 shares of stock for an aggregate purchase price of $2,353,857. During 1997, the Company repurchased 313,000 shares of its common stock for an aggregate purchase price of $2,280,375. The Company may in the future issue debt securities or preferred stock or enter into loan or other agreements that restrict the payment of dividends on and repurchase of the Company's capital stock.

          Historically, the Company has maintained a substantial amount of liquidity for purposes of meeting regulatory requirements and potential business demands. At December 31, 1998 the Company has $8.4 million of cash and cash equivalents. Management believes the Company's cash resources, plus cash provided by operations, are sufficient to meet the Company's foreseeable capital and liquidity requirements. As a result of the holding company structure, the Company's cash flows will depend primarily on dividends or other permissible payments from its subsidiaries. The Company has no standby lines-of-credit or other similar arrangements.

          LFD, as a registered broker-dealer, has federal and state net capital requirements at December 31, 1998 of $25,000. The aggregate net capital of LFD was $0.3 million at December 31, 1998. LMC, MSR, and MSRI, as registered investment advisors, must meet net capital requirements imposed at the Federal and state levels.

          Stockholders' equity on December 31, 1998 decreased to $8.9 million from $10.1 million a year earlier primarily as a result of the Company's purchase of treasury shares.

          Management believes that the Company's liquid assets and its net cash provided by operations will enable it to meet any foreseeable cash requirements. The Company's overall financial condition remains strong.

--------------------------------------------------------------------------------
YEAR 2000
          The Company, like most commercial and financial institutions, is working to ensure that its operating and processing systems will, along with those of its service providers, continue to function when the Year 2000 arrives. The Company has developed and implemented a comprehensive plan to prepare the Company's computer systems and applications for the Year 2000, as well as to identify and address any other Year 2000 operational issues which may affect the Company. Progress reports on the Company's Year 2000 program are presented regularly to the Company's Board of Directors and senior management.

          The Company's Year 2000 program, which was commenced in June 1997 and is administered by internal staff, consists of the following three components relating to the Company's operations: (i) information technology ("IT") computer systems and applications which may be impacted by the Year 2000 problem, (ii) non-IT systems and equipment which include embedded technology which may be impacted by the Year 2000 problem and (iii) third party vendors with which the Company has significant relationships which could adversely affect the Company if such parties fail to be Year 2000 compliant.

          The general phases common to all three components of the Company's Year 2000 program are: (1) Awareness (the identification of the Year 2000 issues facing the Company); (2) Assessment (the prioritization of the issues and the actions to be taken); (3) Renovation (implementation of the specific actions determined upon assessment, including repair, modification or replacement of items that are determined not to be Year 2000 compliant); (4) Validation (testing of the new or modified information systems, other systems, and equipment to verify the Year 2000 readiness); (5) Implementation (actual operation of such systems and equipment and, if necessary, the actual implementation of any contingency plans in the event Year 2000 problems occur, notwithstanding the Company's renovation program).

          The Company has completed an assessment of its Year 2000 readiness and is undergoing a renovation of its internal systems which are not currently Year 2000 compliant. This phase involves the replacement


                                  ----------
          of certain systems with purchased software, the renovation of other systems, and the purchase of certain hardware and other devices, all of which are Year 2000 compliant. The Company anticipates that the renovation phase related to these applications should be completed by the end of March 1999, and that the validation phase should be completed by the end of April 1999. The implementation phase has commenced (overlapping the validation phase) with systems being installed at the completion of their validation testing. Excluding normal system upgrades, the Company estimates that total costs for conversion and testing of new or modified IT systems and applications will aggregate approximately $174,000, of which an aggregate of $56,000 has been incurred to date.

          The Company is keeping apprised of the progress of outside vendors' plans to become Year 2000 compliant. All outside vendors are in the validation phase.

          The Company expects to be Year 2000 compliant during the second quarter of 1999 and is in the process of preparing a contingency plan, which should be completed by the second quarter of 1999.

          Although the Company believes it is adequately addressing its Year 2000 issues, the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failure could materially affect the Company's results of operations, liquidity and financial condition.


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                              MANAGEMENT'S REPORT
                            ON FINANCIAL INFORMATION


--------------------------------------------------------------------------------
The Management of the Company is responsible for the financial information appearing in this Annual Report. The consolidated financial statements were prepared by Management in conformity with generally accepted accounting principles and, where amounts must be based on estimates and judgments, they represent the best estimates and judgments of Management. The remaining financial information presented was prepared on the same basis and is consistent with the financial statements.

The Company maintains a system of internal financial controls designed to provide reasonable assurance as to the realiability of financial records and protection of assets. Qualified personnel in the Company maintain and monitor these financial controls on an ongoing basis.

The Company engages independent certified public accountants to audit its financial statements and express an opinion thereon. The independent accountants have full access to each member of management in conducting their audits. The audits are conducted in accordance with generally accepted auditing standards and include a review of the internal financial control structure, tests of transactions and other auditing procedures considered necessary to express an opinion on the financial statements.

The Audit Committee of The Board of Directors, consisting solely of Directors who are not officers or employees of the Company, meet regularly with Management and the independent accountants to review the work of each, discuss the results of the independent accountants' audits and the quality of financial reporting by the Company. The independent accountants meet alone with and have unrestricted access to the Audit Committee to discuss any matters which they believe should be brought before the Committee.


                                        /s/ Richard M. Hisey

                                        Richard M. Hisey
                                        EXECUTIVE VICE PRESIDENT
                                        CHIEF FINANCIAL OFFICER


                                  ----------


                                            LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------------------
                                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                                          Years ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         1998            1997            1996
REVENUES:         ---------------------------------------------------------------------------------------------------------------
                  Investment advisory:
                    Mutual fund management fees (including
                      approximately $318,000, $521,000 and $430,000,
                      respectively, from related parties)........................     $10,920,941     $13,458,933    $11,736,786
                    Mutual fund commissions......................................          71,600          62,838        215,656
                    Other management fees (including approximately
                      $2,954,000, $2,695,000 and $2,102,000, respectively,
                      from related parties)......................................       7,991,944       7,044,356      7,395,337
                    Commissions income...........................................         108,508         151,334      1,734,411
                    Other income.................................................         343,711         495,175        742,092
                                                                                      -----------     -----------    -----------
                            Total revenues.......................................      19,436,704      21,212,636     21,824,282
                                                                                      -----------     -----------    -----------

---------------------------------------------------------------------------------------------------------------------------------
EXPENSES:         Salaries and other compensation................................       9,011,246       9,015,128     11,241,242
                  Selling and promotional........................................         971,841       1,299,742      1,231,927
                  Administrative and general.....................................       7,979,098       7,233,004      6,223,394
                                                                                      -----------     -----------    -----------
                            Total expenses.......................................      17,962,185      17,547,874     18,696,563
                                                                                      -----------     -----------    -----------
                            Income before income taxes, gain on sale of
                               subsidiaries, and minority interest...............       1,474,519       3,664,762      3,127,719
                  Gain on sale of subsidiaries...................................          --              --            529,881

                  Provision (benefit) for income taxes:
                    Current......................................................         346,539          13,929      1,353,734
                    Deferred.....................................................         377,527       1,193,629        (83,559)
                                                                                      -----------     -----------    -----------
                            Total provision......................................         724,066       1,207,558      1,270,175
                                                                                      -----------     -----------    -----------
                            Income before minority interest......................         750,453       2,457,204      2,387,425
                  Minority interest                                                        36,013          60,149        (87,227)
                                                                                      -----------     -----------    -----------
                            Net income...........................................     $   714,440     $ 2,397,055    $ 2,474,652
                                                                                      -----------     -----------    -----------
                                                                                      -----------     -----------    -----------

---------------------------------------------------------------------------------------------------------------------------------
EARNINGS          Basic earnings per share.......................................           $0.14           $0.45          $0.45
PER SHARE                                                                             -----------     -----------    -----------
(NOTE 12):                                                                            -----------     -----------    -----------
                  Diluted earnings per share.....................................           $0.14           $0.45          $0.45
                                                                                      -----------     -----------    -----------
                                                                                      -----------     -----------    -----------
                  Average shares outstanding during the period...................       4,994,048       5,322,172      5,487,887
                                                                                      -----------     -----------    -----------
                                                                                      -----------     -----------    -----------



       See accompanying notes to the consolidated financial statements.


                                  ----------


                                   LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------
                                       CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                        December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   1998           1997
ASSETS:           ---------------------------------------------------------------------------------------------------------
                  Cash and cash equivalents:
                    Cash....................................................................   $    228,347   $    193,383
                    Money market accounts...................................................      8,209,827      8,511,915
                                                                                               ------------   ------------
                                                                                                  8,438,174      8,705,298
                                                                                               ------------   ------------
                  Receivables:
                    Investment advisory and management fees.................................        863,920      1,233,377
                    Due from funds and other................................................        426,585        596,333
                                                                                               ------------   ------------
                                                                                                  1,290,505      1,829,710
                                                                                               ------------   ------------
                  Trading securities........................................................      1,337,110      1,524,788
                  Prepaid expenses..........................................................      1,859,517      1,608,122
                  Prepaid taxes.............................................................        182,066        106,203
                  Fixed assets (net of accumulated depreciation and amortization)...........      1,193,515      1,384,772
                  Intangible assets (net of accumulated amortization).......................        178,476        194,676
                  Assets associated with deferred compensation..............................        834,309        --
                  Deferred tax asset, net...................................................      1,560,686      1,938,213
                  Other assets..............................................................          8,608        141,491
                                                                                               ------------   ------------
                            Total assets....................................................    $16,882,966    $17,433,273
                                                                                               ------------   ------------
                                                                                               ------------   ------------

---------------------------------------------------------------------------------------------------------------------------
LIABILITIES:      Accounts payable and accrued expenses.....................................   $    769,969   $    926,177
                  Accrued compensation......................................................        615,055      1,530,100
                  Accrued employee benefits.................................................      2,559,653      1,981,308
                  Deferred income...........................................................      1,879,969      1,626,123
                  Deferred compensation.....................................................        834,309        --
                  Federal income taxes payable..............................................        843,434        863,667
                  Other liabilities.........................................................         11,391         10,579
                                                                                               ------------   ------------
                            Total liabilities...............................................      7,513,780      6,937,954
                                                                                               ------------   ------------
                  Minority interest.........................................................        428,821        405,058

---------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS'     Common stock, $.01 par value; 15,000,000 authorized shares; 5,487,887
EQUITY:              issued, 4,720,208 and 5,174,887, respectively, outstanding.............         54,879         54,879
                  Additional paid-in capital................................................     21,573,392     21,708,142
                  Accumulated deficit.......................................................     (8,633,541)    (9,345,918)
                  Deferred compensation.....................................................     (1,118,758)    (1,654,342)
                  Treasury stock at cost....................................................     (2,935,607)      (672,500)
                                                                                               ------------   ------------
                            Total stockholders' equity......................................      8,940,365     10,090,261
                                                                                               ------------   ------------
                            Total liabilities and stockholders' equity......................    $16,882,966    $17,433,273
                                                                                               ------------   ------------
                                                                                               ------------   ------------


       See accompanying notes to the consolidated financial statements.


                                  ----------


                                        LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------------------------------------
                                                 CONSOLIDATED STATEMENTS OF CHANGES
                                                     IN STOCKHOLDERS' EQUITY
                                             Years ended December 31, 1998, 1997, and 1996
----------------------------------------------------------------------------------------------------------------------------------
                                    COMMON STOCK
                               ----------------------                                                                  TOTAL
                                SHARES                   ADDITIONAL      ACCUMULATED     DEFERRED       TREASURY    STOCKHOLDERS'
                                ISSUED       AMOUNTS   PAID-IN CAPITAL     DEFICIT     COMPENSATION      SHARES        EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
   1995.....................    5,487,887    $54,879      $21,501,517    ($14,209,375)      --             --         $ 7,347,021
Net income..................       --          --              --           2,474,652       --             --           2,474,652
                                ---------    -------      -----------     -----------  -----------    -----------     -----------
Balance at December 31,
   1996.....................    5,487,887     54,879       21,501,517     (11,734,723)      --             --           9,821,673
Net income..................       --          --              --           2,397,055       --             --           2,397,055
Purchase of treasury
   shares at cost...........       --          --              --              (8,250)      --         (2,280,375)     (2,288,625)
Issuance of restricted
   stock awards.............       --          --             206,625          --           --          1,607,875       1,814,500
Deferred compensation
   amortization.............       --          --              --              --       (1,654,342)        --          (1,654,342)
Balance at December 31,
   1997.....................    5,487,887     54,879       21,708,142      (9,345,918)  (1,654,342)      (672,500)     10,090,261
Net income..................       --          --              --             714,440       --             --             714,440
Purchase of treasury
   shares at cost...........       --          --              --              --           --         (2,353,857)     (2,353,857)
Issuance of restricted
   stock awards.............       --          --              --              (2,063)      --             90,750          88,687
Deferred compensation
   amortization.............       --          --              --              --          535,584         --             535,584
Miscellaneous
   adjustment...............       --          --            (134,750)         --           --             --            (134,750)
                                ---------    -------      -----------     -----------  -----------    -----------     -----------
Balance at December 31,
   1998.....................    5,487,887    $54,879      $21,573,392     ($8,633,541) ($1,118,758)   ($2,935,607)    $ 8,940,365
                                ---------    -------      -----------     -----------  -----------    -----------     -----------
                                ---------    -------      -----------     -----------  -----------    -----------     -----------


       See accompanying notes to the consolidated financial statements.


                                  ----------


                                            LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------------------------
                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        Years ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          1998           1997            1996
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS        Net income.....................................................    $    714,440     $ 2,397,055     $2,474,652
FROM              Adjustments to reconcile net income to net cash provided
OPERATING           by operating activities:
ACTIVITIES:           Depreciation and amortization..............................         337,706         319,267        389,090
                      Amortization of deferred costs.............................          --               9,220         36,884
                      Gain on sale of subsidiaries...............................          --              --           (529,881)
                      Deferred income taxes......................................         377,527       1,193,629        (83,559)
                      Minority interest..........................................          36,013          60,149        (87,227)
                      Compensation expense for restricted shares awarded.........         624,271         151,908         --
                  Change in assets and liabilities
                      Receivables................................................         539,205         200,412        754,372
                      Trading securities.........................................         187,678        (319,438)      (273,068)
                      Prepaid expenses...........................................        (251,395)     (1,240,043)       (17,391)
                      Prepaid taxes..............................................         (75,863)        (94,303)        30,465
                      Accounts payable and accrued expenses......................        (492,908)        746,259       (566,869)
                      Federal income taxes payable ..............................         (20,233)       (151,684)        36,167
                      Deferred income............................................         253,846         428,547       (394,955)
                      Other......................................................         133,695          45,432         48,823
                      Net assets of subsidiaries sold............................          --              --           (286,425)
                                                                                      -----------     -----------     ----------
                  Net cash provided by operating activities......................       2,363,982       3,746,410      1,531,078

----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS        Purchases of furniture, equipment and leasehold
FROM                improvements................................................         (130,249)       (340,515)      (425,803)
INVESTING         Purchases of intangibles.......................................          --              --             (7,225)
ACTIVITIES:       Sale of furniture and equipment................................          --              --            157,470
                  Net proceeds from sale of subsidiaries.........................          --              49,954        816,306
                                                                                      -----------     -----------     ----------
                  Net cash (used in) provided by investing activities............        (130,249)       (290,561)       540,748
                                                                                      -----------     -----------     ----------
                                                                                      -----------     -----------     ----------

----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS        Principal payments under capital lease obligations.............          --              --           (157,019)
FROM              Dividends and other............................................        (147,000)         --             --
FINANCING         Purchase of treasury stock.....................................      (2,353,857)     (2,280,375)        --
ACTIVITIES:                                                                           -----------     -----------     ----------
                  Net cash used in financing activities..........................      (2,500,857)     (2,280,375)      (157,019)
                                                                                      -----------     -----------     ----------
                  Net increase (decrease) in cash and cash equivalents...........        (267,124)      1,175,474      1,914,807
                  Cash and cash equivalents, beginning of year                          8,705,298       7,529,824      5,615,017
                                                                                      -----------     -----------     ----------
                            Cash and cash equivalents, end of year...............     $ 8,438,174     $ 8,705,298     $7,529,824
                                                                                      -----------     -----------     ----------
                                                                                      -----------     -----------     ----------

----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL      Income taxes paid..............................................     $   302,543     $   472,910     $1,665,849
CASH FLOW                                                                             -----------     -----------     ----------
DISCLOSURE:                                                                           -----------     -----------     ----------


       See accompanying notes to the consolidated financial statements.


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


--------------------------------------------------------------------------------
1. ORGANIZATION AND BUSINESS

          Lexington Global Asset Managers, Inc. (the "Company") serves as a holding company for the following asset management subsidiaries (collectively referred to as the "Subsidiaries"): Lexington Management Corporation (100% owned), Lexington Funds Distributor, Inc. (100% owned), Market Systems Research Advisors, Inc. (65% owned) and Piedmont Asset Advisors (51% owned). The Subsidiaries are engaged in the management, distribution, and administrative services for the Lexington Family of Funds ("Funds") and for its institutional and private clients. Lexington Management Corporation ("LMC") and Market Systems Research Advisors, Inc., ("MSR") are registered investment advisors under the Investment Advisers Act of 1940, as amended. Lexington Funds Distributor, Inc. ("LFD") is a registered broker/dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is therefore subject to various NASD regulations, including net capital requirements.

          On September 30, 1996, the Company sold four of its California subsidiaries: Lexington Capital Management Associates, Inc. ("LCMA"), LCM Financial Services Inc. ("LFSI"), Lexington Plan Administrators ("LPA"), and LCMI Insurance Services ("LCMII"), to a company formed by the CEO of the subsidiaries and the U.S. unit of London Pacific Group Limited, Berkeley (USA) Holdings Limited. On December 31, 1996, Lexington Capital Management ("LCM") was merged into LMC.

--------------------------------------------------------------------------------
2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          PRINCIPLES OF CONSOLIDATION

          The accompanying consolidated financial statements include the accounts of the Company and the Subsidiaries. All material intercompany transactions and accounts have been eliminated.

          CASH EQUIVALENTS

          Cash equivalents consist of highly liquid investments. At
          December 31, 1998 and 1997 cash equivalents consist primarily of investments in Lexington Money Market Trust, recorded at market value (which approximates cost).

          TRADING SECURITIES

          The Company designates all marketable equity securities as held for trading purposes.

          Marketable equity securities (including funds that are advised by the Company) are carried at value. The value of marketable equity securities (excluding funds that are advised by the Company) is generally based on quoted market prices. The value of the Funds that are advised by the Company is determined by multiplying the number of shares held in each Fund by its respective net asset value.

          Realized gains and losses are calculated on the specific-identification method and are included in other income. Unrealized appreciation (depreciation) arises from the difference between the cost and value of securities and is recognized in other income.


                                  ----------

--------------------------------------------------------------------------------
2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          REVENUE RECOGNITION

          Investment management and advisory fees are recorded as income for the period in which the services are performed. Commissions related to security transactions are recorded on trade date.

          SEGMENT REPORTING

          The Company considers itself to operate in three business segments: mutual funds, institutional, and private accounts.

          DEPRECIATION AND AMORTIZATION

          Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life.

          INTANGIBLE ASSETS

          The Company assesses the recoverability of its intangible assets whenever significant events or changes occur which may impair recovery of recorded costs. Based on its most recent analysis, the Company believes that no material impairment of its intangible assets exists at December 31, 1998.

          STOCK-BASED COMPENSATION

          The Company accounts for its employee stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and has adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based
          Compensation," ("SFAS No. 123") effective January 1, 1996.

          INCOME TAXES

          The Company and its wholly owned subsidiaries are included in the consolidated federal income tax return filed by the Company. Partially owned subsidiaries file their own federal income tax returns.

          The Company accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

          FINANCIAL INSTRUMENTS

          The fair value of cash and cash equivalents, receivables, accounts payable and accrued expenses approximates cost because of the immediate or short-term maturity of these financial instruments. The fair value of trading securities has been disclosed in the accompanying consolidated financial statements and notes.

          SECURITIES TRANSACTIONS

          Purchases and sales of fund shares through the underwriting activities of LFD are recorded on a trade-date basis. All customer funds and securities in connection with its investment management and advisory services are maintained by independent custodians.

          FINANCIAL STATEMENT PRESENTATION

          Certain prior year amounts have been reclassified to conform with the current year presentation.


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

--------------------------------------------------------------------------------
3. FIXED ASSETS

          Fixed assets at December 31, 1998 and 1997 consisted of the following:

                                                                                   1998              1997
                                                                                   ----              ----
               Furniture, fixtures and equipment.........................        $3,191,678        $3,074,485
               Leasehold improvements....................................           168,577           155,521
                                                                                 ----------        ----------
                 Depreciable fixed assets................................         3,360,255         3,230,006
               Less accumulated depreciation and amortization............         2,166,740         1,845,234
                                                                                 ----------        ----------
               Fixed assets, net.........................................        $1,193,515        $1,384,772
                                                                                 ----------        ----------
                                                                                 ----------        ----------

          Depreciation and amortization charged to operations were $337,706, $319,267, and $389,090 for the years ended December 31, 1998, 1997 and 1996, respectively. These amounts include amortization of goodwill of approximately $16,200 each year.

          Depreciation and amortization are provided using the straight-line method over the following estimated lives:

                            ASSET                           ESTIMATED LIFE
                            -----                           --------------
               Furniture and fixtures................        5 - 12 years
               Office equipment......................         3 - 5 years
               Leasehold improvements................        term of lease

--------------------------------------------------------------------------------
4. Trading Securities

          At December 31, 1998 and 1997, trading securities consisted of the following:

                                                                      1998              1997
                                                                      ----              ----
               Funds advised by the Company..................      $1,036,211        $1,272,519
               Equity securities.............................         300,899           252,269
                                                                   ----------        ----------
               Total trading securities......................      $1,337,110        $1,524,788
                                                                   ----------        ----------
                                                                   ----------        ----------

--------------------------------------------------------------------------------
5. Deferred Income and Prepaid Expenses

          Certain clients pay investment advisory fees to LMC annually in advance. These fees are recorded as deferred income and recognized as income over the periods the services are performed. At December 31, 1998 and 1997, the balance in the deferred income account was $1,879,969 and $1,626,123, respectively, and was recorded as a liability in the accompanying consolidated statements of financial condition.

          LMC has an agreement with SAI Capital Holdings, Inc. ("Select"), whereby Select provides back office and other administrative services for these clients in return for an administration fee. The administration fee ranges from 50% to 82% of the investment advisory fee received from these clients. The fee is paid to Select annually in advance and is recorded as a prepaid expense and amortized as services are received. At December 31, 1998 and 1997, the balance in prepaid expense for administrative services was $1,259,097 and $1,255,175, respectively.


                                  ----------

--------------------------------------------------------------------------------
6. REGULATORY REQUIREMENTS

          The broker/dealer subsidiary is subject to rules and regulations of the Securities and Exchange Commission which require maintenance of minimum net capital and reserve accounts. At December 31, 1998, the amount of net capital required for the broker dealer subsidiary pursuant to such rules and regulations was $25,000. The net capital of the broker/dealer subsidiary at December 31, 1998 amounted to $304,975.

--------------------------------------------------------------------------------
7. INTANGIBLE ASSETS

          Intangible assets represent the goodwill arising from the original acquisition of the LMC business by Piedmont Management Company, Inc. ("Piedmont") in 1969. The goodwill is the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over forty years.

          Accumulated amortization of goodwill amounted to approximately $485,000 and $469,000 at December 31, 1998 and 1997, respectively.

--------------------------------------------------------------------------------
8. COMMITMENTS AND CONTINGENCIES

          The Subsidiaries lease administrative offices under noncancellable operating leases.

          The future minimum lease payments as of December 31, 1998 are as follows:

          1999  .................................................    $  624,000
          2000  .................................................       586,000
          2001  .................................................       578,000
          2002  .................................................       578,000
          2003  .................................................       386,000
                                                                     ----------
                                                                     $2,752,000
                                                                     ----------
                                                                     ----------

          Rent expense was approximately $736,000, $626,000, and $941,000, for the years ended December 31, 1998, 1997, and 1996, respectively.

--------------------------------------------------------------------------------
9. PREFERRED STOCK

          The Company has 5,000,000 shares of preferred stock, $.01 par value authorized; no shares are issued or outstanding.

--------------------------------------------------------------------------------
10. INCENTIVE PLAN

          The Company has reserved 750,000 shares of common stock for issuance to key employees under the Long Term Incentive Plan (the "Plan") established in 1995. The Plan provides for the granting of stock options, stock appreciation rights and other stock-based performance awards to employees.

          RESTRICTED AWARD PLAN

          Under the Plan the Company established the Restricted Stock Award Plan, which provides for awards of common stock to key employees, subject to forfeiture if employment terminates prior to the end of the prescribed periods. The restrictions on the shares will be released over a three-year period as the employees provide service. The market value of shares awarded under the plan is recorded as deferred compensation in stockholders' equity. The unearned amounts are amortized to compensation expense over the periods the employees provide services.


                                  ----------

              LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


--------------------------------------------------------------------------------
10. INCENTIVE PLAN (CONTINUED)

          During the years ended December 31, 1998 and 1997, the Company awarded restricted shares which will be issued out of Treasury Stock when the awards vest. The restricted shares awarded and the respective market values at date of grant were as follows:

                                                          Shares       Market
                                                          Awarded       Value
                                                          -------      ------
               February 3, 1997.......................     33,000       $6.25
               November 7, 1997.......................    200,000       $8.00
               April 1, 1998..........................     11,000       $8.06

          For the years ended December 31, 1998 and 1997, the Company recognized $624,271 and $151,908, respectively, of compensation expense relating to the Restricted Stock Award Plan.

          STOCK OPTION PLAN

          Under the Plan the Company also established a Stock Option Plan, which reserves shares of common stock for issuance to key employees. In 1998, 81,500 stock options were granted at an exercise price of $8.06 and 7,000 stock options were granted at an exercise price of $4.00, the market values at the respective dates of grant. In 1997, 131,000 stock options were granted at an exercise price of $6.25 and 10,000 stock options were granted at an exercise price of $8.00, the market values at the respective dates of grant. No grants were made in 1996. No options were exercised or expired in 1998, 1997 and 1996 although 170,250 were exercisable at December 31, 1998.

          The Company has adopted the disclosure-only provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION." Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   (DOLLARS IN THOUSANDS EXCEPT FOR EARNINGS PER SHARE INFORMATION)
                                                                     1998          1997          1996
                                                                     ----          ----          ----
               Net earnings:
                     As reported...........................          $714         $2,397        $2,475
                     Pro forma.............................          $513         $2,252        $2,399
               Basic earnings per share:
                     As reported...........................         $0.14          $0.45         $0.45
                     Pro forma.............................         $0.10          $0.42         $0.44
               Diluted earings per share:
                     As reported...........................         $0.14          $0.45         $0.45
                     Pro forma.............................         $0.10          $0.42         $0.44

          The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1995: dividend yield of 0%; expected volatility of 35.0%; risk-free interest rate of 5.23% to 6.64%; and expected lives of 10 years.


                                  ----------

--------------------------------------------------------------------------------
10. INCENTIVE PLAN (CONTINUED)

          The Stock Option Plan provides that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of the options granted pursuant to the Stock Option Plan will not be less than 100 percent of the fair market value of the shares on the date of grant. An option may not be exercised within one year from the date of grant and no option will be exercisable after ten years from the date of grant. Participants may exercise approximately one-fourth of the stock option shares after the end of each year of the cycle.

          Information regarding the Stock Option Plan for 1998, 1997 and 1996 is as follows:

                                                                              1998             1997       1996
                                                                      --------------------   --------   --------
                                                                                 WEIGHTED-
                                                                                  AVERAGE
                                                                                 EXERCISE
                                                                      SHARES       PRICE      SHARES     SHARES
                                                                      ------       -----      ------     ------
          Options outstanding, beginning of year..................    321,000     $5.4634     180,000    180,000
          Options exercised.......................................      --           --         --         --
          Options granted.........................................     88,500     $7.7389     141,000      --
                                                                      -------                 -------    -------
          Options outstanding, end of year........................    409,500                 321,000    180,000
                                                                      -------                 -------    -------
                                                                      -------                 -------    -------
          Option price range, end of year.........................      $4.00                   $6.25      $4.75
                                                                        $8.06                   $8.00       --
          Option price range for exercised shares.................       --                     --          --
          Weighted-average fair value of options, granted
             during the year......................................    $7.7389                 $6.3741       --
          Weighted-average grant-date fair value of options,
             granted during the year..............................    $4.5480                 $3.8720       --

          The following table summarizes information about stock options outstanding at December 31, 1998:
                                                       OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                             ---------------------------------------     -----------------------
                                                            WEIGHTED-
                                                             AVERAGE       WEIGHTED-                   WEIGHTED-
                                               NUMBER       REMAINING       AVERAGE        NUMBER       AVERAGE
                                             OUTSTANDING   CONTRACTUAL     EXERCISE      EXERCISABLE   EXERCISE
          RANGE OF EXERCISE PRICES           AT 12/31/98      LIFE           PRICE       AT 12/31/98     PRICE
          ------------------------           -----------      ----           -----       -----------     -----
                            $4.00                7,000          10           $4.00           --            --
                            $4.75              180,000           7           $4.75         135,000       $4.75
                            $6.25              131,000           8           $6.25          32,750       $6.25
                    $8.00 - $8.06               91,500           9           $8.05           2,500       $8.00
                                               -------                                     -------
                    $4.00 - $8.06              409,500                                     170,250
                                               -------                                     -------
                                               -------                                     -------

--------------------------------------------------------------------------------
11. COMMON STOCK BUY-BACK PROGRAM

          On March 7, 1997, and September 17, 1998 the Board of Directors of the Company authorized share repurchase programs of up to 750,000 shares for a total program of up to 1,500,000 shares. Repurchases have been and will be made from time to time in the open market or through privately negotiated transactions at market prices. The stock repurchase plans have terms of three years. During 1998, the Company repurchased 532,350 shares of stock for an aggregate purchase price of $2,353,857. Also during 1998, 11,000 treasury shares were awarded under the Company's Restricted Stock Award Plan. During 1997, the Company repurchased 313,000 shares of its common stock for an aggregate purchase price of $2,280,375. Also during 1997, 233,000 treasury shares were awarded under the Company's Restricted Stock Award Plan. To date, 244,000 shares have been awarded and 77,671 shares have been issued under the Restricted Stock Award Plan. At December 31, 1998 and 1997, 767,679 and 313,000 treasury shares were held, respectively.


                                  ----------

           LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


--------------------------------------------------------------------------------
12. EARNINGS PER SHARE

          At December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 replaces the presentation of primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS excludes dilution and is calculated by dividing income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS. All periods presented have been restated to conform with SFAS No. 128.

          Basic earnings per common share amounts were computed by dividing net income by the weighted-average number of common shares outstanding during the year. The average number of common shares outstanding was the average number of shares of common stock outstanding adjusted for repurchased shares.

          Diluted earnings per share amounts were calculated by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the year.

          Diluted earnings per share assumes the conversion into common stock of outstanding stock options as computed under the treasury stock method, if dilutive. Under the treasury stock method, the number of incremental shares is determined by assuming the issuance of the outstanding stock options, reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price for the year of the Company's common stock.

          The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996.

                                                                      1998             1997              1996
                                                                      ----             ----              ----
          Numerator:
            Net income.........................................  $    714,440        $2,397,055       $2,474,652
                                                                 ------------        ----------       ----------
                                                                 ------------        ----------       ----------
            Numerator for basic and diluted earnings
               per share-income available to common
               stockholders....................................  $    714,440        $2,397,055       $2,474,652
                                                                 ------------        ----------       ----------
                                                                 ------------        ----------       ----------
          Denominator:
            Denominator for basic earnings per share-
               weighted-average shares outstanding.............     4,994,048         5,322,172        5,487,887
            Effect of dilutive securities:
               Employee stock options..........................        62,118            59,613           10,957
                                                                 ------------        ----------       ----------
            Dilutive potential common shares...................        62,118            59,613           10,957
            Denominator for diluted earnings per share-
               adjusted weighted-average shares
               and assumed conversions.........................     5,056,166         5,381,785        5,498,844
                                                                 ------------        ----------       ----------
                                                                 ------------        ----------       ----------
          Basic earnings per share.............................         $0.14             $0.45            $0.45
                                                                 ------------        ----------       ----------
                                                                 ------------        ----------       ----------
          Diluted earnings per share...........................         $0.14             $0.45            $0.45
                                                                 ------------        ----------       ----------
                                                                 ------------        ----------       ----------

--------------------------------------------------------------------------------
13. EMPLOYEE AND RETIREE BENEFIT PLANS

          Effective with the December 13, 1995 Spin-off of 100% of the common stock of the Company being distributed to Piedmont Management stockholders, LMC has assumed the sponsorship of certain of Piedmont's employee benefit plans and their related trusts and insurance contracts, and is solely responsible for all liabilities and obligations under such plans. In addition, in exchange for payment


                                  ----------

--------------------------------------------------------------------------------
13. EMPLOYEE AND RETIREE BENEFIT PLANS (CONTINUED)

          from Piedmont, LMC assumed certain of Piedmont's obligations to provide continuing medical and dental coverage to certain of Piedmont's and The Reinsurance Corporation of New York's ("RECO") employees, and retirement and postretirement medical and life insurance to former RECO employees.

          SAVINGS PLAN

          LMC's and MSR's employees participate in the 401(k) savings plan sponsored by LMC. Employees are eligible to participate upon attaining age twenty-one and completing six months of service. The savings plan provides for voluntary participant contributions which may not exceed 10% of each participant's annual salary. Additionally, for each participant's voluntary contribution not exceeding 6% of the participant's annual salary, LMC or MSR contribute an amount equal to 50% of the individual participant's contribution.

          LMC's and MSR's contributions fully vest to employees at the end of five years. The annual savings plan expense by LMC and MSR were $117,498, $122,760, and $114,409 for the years ended December 31,
          1998, 1997, and 1996, respectively.

          RETIREMENT PLAN

          LMC sponsors a defined benefit plan ("Retirement Plan") which is part of a master trust. An employee becomes a participant in the Retirement Plan after attaining age twenty-one and completing one year of service. Full vesting in the accrued benefit occurs at the earlier of completing five years of service after attaining age eighteen or reaching early retirement age. The funding policy for the Retirement Plan is to annually contribute the statutory required minimum amount as actuarially determined. Approximately 26% of the plan assets are invested in the Lexington Group of Mutual Funds.

          LMC also maintains non-qualified supplemental benefit plans ("SERP") for certain employees. These plans replace the portion of benefits that exceed the limitations established by the Internal Revenue Code for tax qualified benefit plans. The amount charged to expense relating to these plans was approximately $85,303, $86,900, and $116,600 for the years ended December 31, 1998, 1997, and 1996, respectively.

          The following is selected actuarial information for the Retirement Plan and SERP (the "Plans"):

          The Plans' projected benefit obligation at December 31, 1998 and 1997 was comprised of:

                                                                          1998               1997
                                                                          ----               ----
               Benefit obligation at beginning of year...........       $7,067,630        $5,888,552
               Service cost.....................................           338,530           267,931
               Interest cost....................................           487,785           436,804
               Actuarial loss...................................           390,032           647,121
               Benefits paid....................................          (309,508)         (298,411)
                                                                        ----------        ----------
               Benefit obligation at end of year.................       $7,974,469        $6,941,997
                                                                        ----------        ----------
                                                                        ----------        ----------

          The plan assets at fair value for the years ended December 31, 1998 and 1997 was comprised of:
                                                                          1998               1997
                                                                          ----               ----
               Fair value of plan assets at beginning of year....       $5,158,165        $4,848,048
               Actual return on plan assets.....................           706,108           486,981
               Employer contributions...........................           138,656           121,547
               Benefits paid....................................          (309,508)         (298,411)
                                                                        ----------        ----------
               Fair value of plan assets at end of year..........       $5,693,421        $5,158,165
                                                                        ----------        ----------
                                                                        ----------        ----------

          The following table presents the Plans' funded status and amounts recorded in the Company's accompanying consolidated statements of financial condition at December 31, 1998 and 1997:
                                                                          1998               1997
                                                                          ----               ----
               Funded status.....................................      ($2,281,048)      ($1,783,832)
               Unrecognized net actuarial loss..................           685,031           631,001
               Unrecognized transition obligation or (asset)....           123,142           (20,164)
               Unrecognized prior service cost..................           372,489           267,066
                                                                        ----------        ----------
               Net amount recorded at end of year................      ($1,100,386)        ($905,929)
                                                                        ----------        ----------
                                                                        ----------        ----------


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

--------------------------------------------------------------------------------
13. EMPLOYEE AND RETIREE BENEFIT PLANS (CONTINUED)

          Amounts recorded in the consolidated statements of financial condition at December 31, 1998 and 1997 consisted of:

                                                                          1998               1997
                                                                          ----               ----
               Accrued benefit liability.........................      ($1,343,147)      ($1,133,718)
               Intangible asset..................................          242,761           227,789
                                                                       -----------       -----------
               Net amount recorded at end of year................      ($1,100,386)        ($905,929)
                                                                       -----------       -----------
                                                                       -----------       -----------

          The following table presents year end information for the Plans'
          accumulated benefit obligations in excess of plan assets at
          December 31, 1998 and 1997:
                                                                          1998               1997
                                                                          ----               ----
               Projected benefit obligation......................       $7,974,469        $6,941,997
               Accumulated benefit obligation....................        7,036,568         6,193,505
               Fair value of plan assets.........................        5,693,421         5,158,165

          Actuarial computations at December 31, 1998, 1997 and 1996 were made utilizing the following assumptions:
                                                                          1998          1997        1996
                                                                          ----          ----        ----
               Discount rate.....................................         6.75%         7.00%       7.50%
               Expected return on plan assets....................        10.00%        10.00%      10.00%
               Rate of compensation increase.....................         6.00%         6.00%       6.00%

          Net expense under the Plans for the years ended December 31, 1998,
          1997 and 1996 was comprised of:
                                                                          1998               1997            1996
                                                                          ----               ----            ----
               Service cost......................................       $ 338,530         $ 267,931      $ 309,741
               Interest cost.....................................         487,785           436,804        404,717
               Expected return on plan assets....................        (501,717)         (469,064)      (449,958)
               Amortization of prior service cost................          26,188            18,674          5,760
               Amortization of transitional asset................         (17,673)          (26,196)       (26,196)
                                                                        ---------         ---------      ---------
               Net periodic benefit cost.........................       $ 333,113         $ 228,149      $ 244,064
                                                                        ---------         ---------      ---------
                                                                        ---------         ---------      ---------

          POSTRETIREMENT EMPLOYEE BENEFITS

          In addition to providing pension benefits, the Company, along with certain affiliates, provides the option of life and medical insurance benefits for retirees. Pensioners whose employment was terminated by retirement (age 55 and 10 years of service) become eligible for these benefits. The medical insurance benefits are partially contributory in nature. Postretirement benefit plans other than pensions are not funded.

          As of January 1, 1992, the provisions of SFAS No. 106, "EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS," were adopted. The Company elected the prospective transition approach and is amortizing the transaction obligation over a 20-year period.


                                  ----------

--------------------------------------------------------------------------------
13. EMPLOYEE AND RETIREE BENEFIT PLANS (CONTINUED)

          The following is selected actuarial information for the Company's postretirement employee benefits:

          The postretirement employee benefits' accumulated benefit obligation at December 31, 1998 and 1997 was comprised of:

                                                                          1998               1997
                                                                          ----               ----
               Benefit obligation at beginning of year...........       $1,236,634        $1,473,965
               Service cost......................................           57,181            54,702
               Interest cost.....................................           75,775            78,203
               Actuarial gain....................................         (102,883)         (286,666)
               Benefits paid.....................................          (28,628)          (83,570)
                                                                        ----------        ----------
               Benefit obligation at end of year.................       $1,238,079        $1,236,634
                                                                        ----------        ----------
                                                                        ----------        ----------

          The following table presents the postretirement employee benefits'
          funded status and amounts recorded in the Company's accompanying consolidated statements of financial condition at December 31, 1998 and 1997:
                                                                          1998               1997
                                                                          ----               ----
               Funded status.....................................      ($1,238,079)      ($1,103,304)
               Unrecognized net actuarial gain...................          (94,122)         (109,028)
               Unrecognized transition obligation................          316,000           341,000
                                                                        ----------        ----------
               Net amount recorded at end of year................      ($1,016,201)        ($871,332)
                                                                        ----------        ----------
                                                                        ----------        ----------

          Amounts recorded in the accompanying consolidated statements of financial condition at December 31, 1998 and 1997 consisted of:
                                                                          1998               1997
                                                                          ----               ----
               Accrued benefit liability.........................      ($1,016,201)        ($871,332)
                                                                        ----------        ----------
               Net amount recorded at end of year................      ($1,016,201)        ($871,332)
                                                                        ----------        ----------

          Actuarial computations at December 31, 1998, 1997 and 1996 were made utilizing the following assumptions:
                                                                          1998               1997            1996
                                                                          ----               ----            ----
               Discount rate.....................................         6.75%              7.00%           7.50%

          For measurement purposes, a 9.8% (pre age 65 coverage) and 8.4%
          (post age 65 coverage) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate is assumed to decrease gradually to 5% for 2007 and remain at that level thereafter.

          Net expense under the postretirement employee benefits for the years ended December 31, 1998, 1997 and 1996 was comprised of:
                                                                          1998               1997            1996
                                                                          ----               ----            ----
               Service cost......................................        $ 57,181          $ 54,702        $76,000
               Interest cost.....................................          75,775            78,203         96,000
               Expected return on plan assets....................          (3,260)           (2,461)         4,000
               Amortization of transitional obligation...........          25,000            25,000         25,000
                                                                         --------          --------       --------
               Net periodic benefit cost.........................        $154,696          $155,444       $201,000
                                                                         --------          --------       --------
                                                                         --------          --------       --------


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



--------------------------------------------------------------------------------
13. EMPLOYEE AND RETIREE BENEFIT PLANS (CONTINUED)

          Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                     One-percentage     One-percentage
                                                                     point increase     point decrease
                                                                     --------------     --------------
               Effect on total of service and interest
                  cost components................................        $  26,340          ($26,340)
               Effect on postretirement benefit obligation.......          203,431          (203,431)

          DEFERRED COMPENSATION PROGRAM

          The Company sponsors a supplemental retirement plan which is a non-qualified deferred compensation plan (the "Plan"). The Plan is maintained by the Company for purposes of providing deferred compensation for a select group of key employees. The Company established a trust for this Plan and consolidates the trust assets with those of the Company in the accompanying consolidated statements of financial condition and records an offsetting liability. The investments held in the trust consist of various mutual fund holdings, including funds in the Lexington Group of Mutual Funds (approximately 27% of the trust's assets). The value of these investments at December 31, 1998 was $834,309.

--------------------------------------------------------------------------------
14. INCOME TAXES

          A reconciliation of income tax expense computed at the U.S. statutory rate to the effective rate reflected in the accompanying consolidated statements of operations for the years ended
          December 31, 1998, 1997, and 1996 follows:

                                                             1998         1997         1996
                                                             ----         ----         ----
               Expected tax rate......................      34.00%       34.00%       34.00%
               State and local taxes..................       9.92         6.81         6.35
               Restricted Stock.......................       8.02          --           --
               Other..................................      (1.61)       (7.31)       (6.43)
                                                            -----        -----        -----
               Effective tax rate.....................      50.33%       33.50%       33.92%
                                                            -----        -----        -----
                                                            -----        -----        -----

          The tax effects of temporary differences that give rise to the net deferred tax asset at December 31, 1998 and 1997 are as follows:
                                                                          1998             1997
                                                                          ----             ----
               Deferred tax assets:
                 Net operating loss carryforwards................       $   63,213      $  708,678
                 Deferred compensation...........................          651,300         647,256
                 Retirement and postretirement...................          800,068         648,001
                 Other...........................................          189,059          90,349
                                                                        ----------      ----------
                    Total deferred tax asset.....................        1,703,640       2,094,284
                                                                        ----------      ----------
               Deferred tax liabilities:
                 Deferred state taxes............................         (106,865)        (86,976)
                 Other...........................................          (36,089)        (69,095)
                                                                        ----------      ----------
                    Total deferred tax liabilities...............         (142,954)       (156,071)
                                                                        ----------      ----------
                    Net deferred tax asset.......................       $1,560,686      $1,938,213
                                                                        ----------      ----------
                                                                        ----------      ----------


                                  ----------

--------------------------------------------------------------------------------
14. INCOME TAXES (CONTINUED)

          Income tax expense attributable to income for the years ended December 31, 1998, 1997, and 1996 consists of:

                                                                    CURRENT         DEFERRED        TOTAL
                                                                    -------         --------        -----
               Year ended December 31, 1998:
                  U.S. Federal..............................      $   71,794      $  436,024     $  507,818
                  State and local...........................         274,745         (58,497)       216,248
                                                                 -----------     -----------    -----------
                                                                  $  346,539      $  377,527     $  724,066
                                                                 -----------     -----------    -----------
                                                                 -----------     -----------    -----------
               Year ended December 31, 1997:
                  U.S. Federal..............................       ($339,801)     $1,175,028     $  835,227
                  State and local...........................         353,730          18,601        372,331
                                                                 -----------     -----------    -----------
                                                                  $   13,929      $1,193,629     $1,207,558
                                                                 -----------     -----------    -----------
                                                                 -----------     -----------    -----------
               Year ended December 31, 1996:
                  U.S. Federal..............................      $  903,832      $    5,859     $  909,691
                  State and local...........................         449,902         (89,418)       360,484
                                                                 -----------     -----------    -----------
                                                                  $1,353,734        ($83,559)    $1,270,175
                                                                 -----------     -----------    -----------
                                                                 -----------     -----------    -----------

          The Company believes it is more likely than not that it will generate future taxable income to realize the benefits of the net deferred tax asset. Accordingly, the Company has not provided a valuation allowance. The amount ultimately realized, however, could be reduced if actual amounts of future taxable income are reduced.

          The Company has net operating loss carryforwards of approximately $186,000 which are available to offset future taxable income which expire over the period 2008 through 2013.

--------------------------------------------------------------------------------
15. DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

          The Company and its subsidiaries are principally engaged in a variety of asset management and related services to retail investors, institutions and private accounts.

          In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION", which the Company has adopted in the current year. SFAS No. 131 establishes standards for the way a public enterprise reports information about operating segments in its annual and interim financial statements. Generally, financial information will be required to be reported on the basis used by management for evaluating segment performance and for deciding how to allocate resources to segments.

          The Company operates in three business segments: Mutual Funds, Institutional, and Private Accounts. The Company, through its subsidiaries, markets, promotes, and distributes the Lexington family of 17 mutual funds providing a variety of investment choices. The institutional segment for investment management services includes corporate, government and multi-employee pension plans, charitable endowments and foundations, insurance company general accounts and defined contribution and 401(k) plans. The private account segment offers equity, fixed income and balanced fund alternatives, tailored to the individual investment objectives of its private clients.


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



--------------------------------------------------------------------------------
15. DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (CONTINUED)

                                                            MUTUAL                       PRIVATE
               YEAR ENDED DECEMBER 31, 1998                  FUNDS     INSTITUTIONAL     ACCOUNTS      OTHER        TOTAL
               ----------------------------                  -----     -------------     --------      -----        ------
               Revenue.................................   $11,055,576     $4,052,963    $4,287,002     $41,163    $19,436,704
               Salaries and other compensation.........     3,941,343      3,852,303     1,217,600       --         9,011,246
               Selling and promotional.................       562,642        255,755        99,983      53,461        971,841
               Administrative and general..............     3,459,644      1,271,214     2,979,938     268,302      7,979,098
               Income before income taxes
                 and minority interest.................    $3,091,947    ($1,326,309)     ($10,519)  ($280,600)    $1,474,519

               YEAR ENDED DECEMBER 31, 1997
               ----------------------------

               Revenue.................................   $13,829,223     $3,899,630    $3,448,775     $35,008    $21,212,636
               Salaries and other compensation.........     3,982,392      3,913,902     1,118,834       --         9,015,128
               Selling and promotional.................       810,112        337,928        87,932      63,770      1,299,742
               Administrative and general..............     3,982,367      1,379,779     1,624,753     246,105      7,233,004
               Income before income taxes
                 and minority interest.................    $5,054,352    ($1,731,979)     $617,256   ($274,867)    $3,664,762

               YEAR ENDED DECEMBER 31, 1996
               ----------------------------

               Revenue.................................   $12,353,380     $3,803,814    $5,592,285     $74,803    $21,824,282
               Salaries and other compensation.........     3,752,832      3,405,083     4,083,327       --        11,241,242
               Selling and promotional.................       804,776        250,926       128,525      47,700      1,231,927
               Administrative and general..............     2,635,663      1,132,598     1,665,746     789,387      6,223,394
               Income before income taxes
                 and minority interest.................    $5,160,109      ($984,793)    ($285,313)  ($762,284)    $3,127,719

          Management does not evaluate assets as a means to allocate resources and assess performance. The Company is domiciled in the United States and does not have any international operations.


                                  ----------

--------------------------------------------------------------------------------
16. QUARTERLY FINANCIAL DATA (UNAUDITED)

          The unaudited quarterly financial data for the years ended December 31, 1998, 1997, and 1996 follows:

                                                            FIRST            SECOND            THIRD            FOURTH
                                                           QUARTER           QUARTER          QUARTER           QUARTER
                                                           -------           -------          -------           -------
               1998
               ----

                     Total revenues..................     $5,148,793        $5,013,062       $4,567,306       $4,707,543
                     Total expenses..................      4,734,477         4,673,205        4,353,313        4,201,190
                     Provision for taxes.............        181,100           157,968          116,274          268,724
                     Net income......................        232,587           174,447           89,017          218,389
                     Basic earnings per share........          $0.04             $0.03            $0.02            $0.05
                     Diluted earnings per share......          $0.04             $0.03            $0.02            $0.05

               COMMON STOCK PRICE RANGE:
                     High............................         $9.500            $8.500           $7.250           $5.250
                     Low.............................         $6.750            $6.750           $3.313           $3.250

               1997
               ----

               RESULTS OF OPERATIONS:
                     Total revenues..................     $5,015,387        $5,205,805       $5,722,193       $5,269,251
                     Total expenses..................      3,740,999         4,050,523        4,532,895        5,223,457
                     Provision for taxes.............        523,329           210,861          543,465          (70,097)
                     Net income......................        738,964           931,782          628,824           97,485
                     Basic earnings per share........          $0.13             $0.17            $0.12            $0.02
                     Diluted earnings per share......          $0.13             $0.17            $0.12            $0.02

               COMMON STOCK PRICE RANGE:
                     High............................         $7.125            $7.000           $9.500          $10.125
                     Low.............................         $5.875            $5.875           $6.875           $8.000

               1996
               ----

               RESULTS OF OPERATIONS:
                     Total revenues..................     $5,892,531        $5,838,642       $5,836,374       $4,256,735
                     Total expenses..................      5,130,544         5,088,203        5,104,182        3,373,634
                     Provision for taxes.............        206,807           335,985          580,875          146,508
                     Net income......................        543,940           396,835          789,326          744,551
                     Basic earnings per share........          $0.10             $0.07            $0.14            $0.14
                     Diluted earnings per share......          $0.10             $0.07            $0.14            $0.14

               COMMON STOCK PRICE RANGE:
                     High............................         $4.906            $6.500           $5.500           $7.313
                     Low.............................         $3.625            $4.375           $4.250           $5.000


                                  ----------

--------------------------------------------------------------------------------
                        INDEPENDENT AUDITORS' REPORT



--------------------------------------------------------------------------------
To the Board of Directors and Stockholders of Lexington Global Asset Managers, Inc.:

We have audited the accompanying consolidated statements of financial condition of Lexington Global Asset Managers, Inc. and Subsidiaries ("the Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the two-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 1996 were audited by other auditors whose report thereon, dated February 19, 1997, except for Note 15 as to which the date is March 22, 1999, expressed an unqualified opinion on these consolidated financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 and 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Global Asset Managers, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the two-year period then ended in conformity with generally accepted accounting principles.



                                                                   /s/ KPMG LLP



New York, New York
February 16, 1999


                                  ----------

            LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                              CORPORATE DIRECTORY



--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS

          OFFICERS                                          DIRECTORS
          Stuart Smith Richardson                           Sion A. Boney, III
          CHAIRMAN OF THE BOARD OF DIRECTORS                PRESIDENT, BRISTOL-MYERS PRODUCTS

          Lunsford Richardson, Jr.                          Robert M. DeMichele
          VICE CHAIRMAN OF THE BOARD                        PRESIDENT
                                                            LEXINGTON GLOBAL ASSET MANAGERS, INC.
          Robert M. DeMichele
          PRESIDENT                                         Haynes G. Griffin
          CHIEF EXECUTIVE OFFICER                           CHAIRMAN
                                                            VANGUARD CELLULAR SYSTEMS, INC.
          Richard M. Hisey
          EXECUTIVE VICE PRESIDENT                          William R. Miller
          CHIEF FINANCIAL OFFICER                           RETIRED
          GENERAL MANAGER--MUTUAL FUNDS
                                                            L. Richardson Preyer
          Lawrence Kantor                                   RETIRED
          EXECUTIVE VICE PRESIDENT
                                                            Lunsford Richardson, Jr.
          Lisa Curcio                                       VICE CHAIRMAN
          SECRETARY                                         LEXINGTON GLOBAL ASSET MANAGERS, INC.

                                                            Peter L. Richardson
                                                            PRESIDENT
                                                            SMITH RICHARDSON FOUNDATION, INC.

                                                            Stuart Smith Richardson
                                                            CHAIRMAN
                                                            LEXINGTON GLOBAL ASSET MANAGERS, INC.

                                                            Carl H. Tiedemann
                                                            GENERAL PARTNER
                                                            TIEDEMANN BOLTRES PARTNERS


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                              CORPORATE DIRECTORY



--------------------------------------------------------------------------------

PRINCIPAL OFFICERS OF SUBSIDIARY COMPANIES
          LEXINGTON                                              MARKET SYSTEMS
          MANAGEMENT CORPORATION                                 RESEARCH ADVISORS, INC.

          Robert M. DeMichele                                    Robert M. DeMichele
          CHAIRMAN OF THE BOARD                                  CHAIRMAN OF THE BOARD
          CHIEF EXECUTIVE OFFICER
                                                                 Frank A. Peluso
          Richard M. Hisey                                       PRESIDENT
          MANAGING DIRECTOR
          CHIEF FINANCIAL OFFICER                                Richard M. Hisey
                                                                 CHIEF FINANCIAL OFFICER
          Lawrence Kantor
          MANAGING DIRECTOR
          EXECUTIVE VICE PRESIDENT

          Lisa Curcio
          SENIOR VICE PRESIDENT AND SECRETARY
          COMPLIANCE OFFICER

          Denis Jamison
          SENIOR VICE PRESIDENT
          DIRECTOR OF FIXED INCOME INVESTMENT STRATEGY

          Richard J. Lavery
          SENIOR VICE PRESIDENT
          MUTUAL FUND OPERATIONS AND SALES

          Richard Saler
          SENIOR VICE PRESIDENT
          DIRECTOR OF INTERNATIONAL EQUITY INVESTMENT STRATEGY

          Alan Wapnick
          SENIOR VICE PRESIDENT
          DIRECTOR OF DOMESTIC EQUITY INVESTMENT STRATEGY


                                  ----------

             LEXINGTON GLOBAL ASSET MANAGERS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
                            CORPORATE AND STOCKHOLDER
                                   INFORMATION


--------------------------------------------------------------------------------

EXECUTIVE OFFICES                                 STOCKHOLDER INFORMATION
Lexington Global Asset Managers, Inc.
Park 80 West Plaza Two                            The common stock of Lexington is traded on the
Saddle Brook, New Jersey 07663                    NASDAQ National Market System under the Symbol
                                                  LGAM. As of December 31, 1998 there were 607
PRINCIPAL SUBSIDIARIES                            holders of record of Common Stock. As of
                                                  March 12, 1999 there were 604 holders of record
Lexington Management Corporation                  of Common Stock.
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663                    STOCK TRANSFER AGENT AND REGISTRAR
                                                  First Chicago Trust Company of New York
Lexington Funds Distributor, Inc.                 Stock Transfer Division
Park 80 West Plaza Two                            P.O. Box 2500
Saddle Brook, New Jersey 07663                    Jersey City, New Jersey 07303-2500
                                                  Telephone Response Center: (201) 324-0498
Market Systems Research Advisors, Inc.            Hearing Impaired: TDD: (201) 222-4955
80 Maiden Lane                                    Internet Info: e-mail: fctc@em.fcnbd.com
New York, New York 10038                          FCTC Website: http://www.fctc.com

                                                  ANNUAL MEETING
                                                  The 1998 Annual Meeting of stockholders of
                                                  Lexington will be held at 9:15 A.M. Thursday
                                                  May 13, 1999 at the Executive Offices of the
                                                  Company.

                                                  STOCKHOLDER REQUESTS/FORM 10-K
                                                  FOR INFORMATION OR ASSISTANCE REGARDING YOU
                                                  SHARE-HOLDINGS, AS WELL AS TO RECEIVE, WITHOUT
                                                  A CHARGE, A COPY OF FORM 10-K FILED WITH THE
                                                  SECURITIES AND EXCHANGE COMMISSION, PLEASE
                                                  ADDRESS YOUR REQUEST TO:

                                                       RICHARD M. HISEY
                                                       LEXINGTON GLOBAL ASSET MANAGERS, INC.
                                                       PARK 80 WEST PLAZA TWO
                                                       SADDLE BROOK, NEW JERSEY 07663

                                                  INDEPENDENT AUDITORS
                                                  KPMG LLP
                                                  345 Park Avenue
                                                  New York, New York 10054


                                  ----------

                     LEXINGTON GLOBAL ASSET MANAGERS, INC.
                 PARK 80 WEST PLAZA TWO, SADDLE BROOK, NJ 07663